UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-3A-2/A

                               Amendment No. 1 to
                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           From the Provisions of the
                   Public Utility Holding Company Act of 1935


                      To Be Filed Annually Prior to March 1



                               VECTREN CORPORATION
                         VECTREN UTILITY HOLDINGS, INC.

-------------------------------------------------------------------------------
                                (Name of Company)


          hereby file with the Securities and Exchange Commission, pursuant to Rule 2, this Amendment No. 1 to their statement originally filed February 28, 2005, claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amendment submits required consolidating financial statement exhibits as well as all information contained in the original filing.

ITEM 1. Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Vectren Corporation (Vectren or Claimant), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. Vectren's wholly owned subsidiary, Vectren Utility Holdings, Inc. (VUHI), serves as the intermediate holding company for three operating public utilities:
Indiana Gas Company, Inc. (Indiana Gas), Southern Indiana Gas and Electric Company (SIGECO), and the Ohio operations. VUHI also has other assets that provide information technology and other services to the three utilities. VUHI's consolidated operations are collectively referred to as the Utility Group.

Vectren is also involved in nonregulated activities in four primary business areas: Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas and provides energy management services, including energy performance contracting services. Coal Mining mines and sells coal and generates IRS Code Section 29 tax credits relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading services. Broadband has investments in broadband communication services such as analog and digital cable television, high-speed internet and data services, and advanced local and long distance phone services. In addition, there are other businesses that invest in energy-related opportunities, real estate, and leveraged leases, among other activities. These operations are collectively referred to as the Nonregulated Group. The Nonregulated Group supports Vectren's regulated utilities pursuant to service contracts by providing natural gas supply services, coal, utility infrastructure services, and other services.

Vectren is a "holding company," as such term is defined by the Public Utility Holding Company Act of 1935 (the Act). VUHI, an Indiana corporation, is a "subsidiary company" of Vectren and a "holding company" (as such terms are defined by the Act).

Utility Group

Indiana Gas, an Indiana and Ohio corporation, is a "subsidiary company" of VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Indiana Gas' activities and operations occur predominately within Indiana. Indiana Gas provides energy delivery services to approximately 555,000 natural gas customers located in central and southern Indiana. Indiana Gas also has activity outside of Indiana through its 47% undivided ownership interest in the assets of the Ohio operations (see below).

SIGECO, an Indiana corporation, is a "subsidiary company" of VUHI and is also an "electric utility company," a "gas utility company," and a "public utility company" (as such terms are defined by the Act). SIGECO's activities and operations occur predominately within Indiana. SIGECO provides energy delivery services to approximately 135,000 electric customers and approximately 110,000 gas customers located near Evansville in southwestern Indiana. SIGECO also owns and operates electric generation to serve its electric customers. Periodically, SIGECO's generation capacity is in excess of that needed to serve native load and Indiana firm wholesale customers. The Company markets this unutilized capacity to optimize the return on its owned generation assets. Substantially all of the earnings contribution from these activities is generated from contracts that are integrated with portfolio requirements around power supply and delivery and are short-term purchase and sale transactions that expose the Company to limited market risk. Some of these transactions result in activity outside of Indiana.

Both Indiana Gas and SIGECO do business as Vectren Energy Delivery of Indiana, Inc.

The Ohio operations, owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary (53% ownership), and Indiana Gas (47% ownership), provide energy delivery services to approximately 315,000 natural gas customers located near Dayton in west central Ohio. VEDO, an Ohio corporation, is a "subsidiary company" of VUHI (as such term is defined by the Act) and is the operator of the assets. VEDO is therefore a "gas utility company" and "public utility company," as such terms are defined in the Act. VEDO's operations occur predominately in Ohio; however, its income is not material to VUHI or Vectren. The Ohio operations generally do business as Vectren Energy Delivery of Ohio.

Nonregulated Group

Vectren Enterprises, Inc. is an intermediate holding company for the Company's nonregulated businesses: Vectren Energy Services, Inc., Vectren Utility Services, Inc., Vectren Communications, Inc., Vectren Broadband, Inc., Vectren Ventures, Inc., and Vectren Financial Group, Inc.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Marketing and Services, Inc. and Vectren Energy Retail, Inc.

          Vectren Energy Marketing and Services, Inc. holds a 100% interest in Energy Systems Group, Inc., a 61% ownership interest in ProLiance Energy, LLC, a 100% interest in Indiana Energy Services, Inc. (dormant) and Vectren Power Marketing, Inc. (dormant).

               Energy Systems Group, Inc. holds a 100% ownership interest in Energy Systems Group, LLC (ESG). ESG provides energy-related performance contracting and facility upgrades through its design and installation of energy efficient equipment to industrial, commercial, and governmental customers.

               ProLiance Energy, LLC is a 61% unconsolidated energy marketing affiliate that provides natural gas and related services to the Company's utility subsidiaries, Vectren Retail, LLC, and other unrelated parties. ProLiance's primary businesses include gas marketing, gas portfolio optimization, and other portfolio and energy management services. ProLiance's primary customers are utilities and other large end use customers. Governance and voting rights remain at 50% for each of ProLiance's members. Since governance of ProLiance remains equal between its members, Vectren continues to account for its investment in ProLiance using the equity method of accounting.

          Vectren Energy Retail, Inc. holds a 99% interest in Vectren Retail, LLC (d.b.a. Vectren Source), which provides natural gas and other related products and services primarily in Ohio serving customers opting for choice among energy providers.

     Vectren Utility Services, Inc. is an intermediate holding company for Vectren Environmental Services, Inc., Vectren Fuels, Inc., Reliant Services, LLC, and Utility Debt Collectors, Inc. (dormant).

          Vectren Environmental Services, Inc. holds a 51% ownership interest in Air Quality Services, LLC, a company created to provide air quality monitoring and testing services to industrial companies and utilities.

          Vectren Fuels, Inc. owns and operates coal mining properties, including a 100% ownership interest in Cypress Creek Mine, Inc. and a 99% ownership interest in SFI Coal Sales, LLC. SFI Coals Sales, LLC holds a 100% ownership interest in Prosperity Mine, LLC and Cypress Creek Mine, LLC.

          Reliant Services, LLC (Reliant) is a 50% owned unconsolidated affiliate that provides underground facility locating, contract meter reading, and installation of telecommunications and electric facilities to the Company's utility subsidiaries and others. Reliant holds a 100% ownership interest in Miller Pipeline Corporation, which provides underground pipeline construction, replacement, and repair services to the Company's utility subsidiaries and others.

     Vectren Communications, Inc. holds an investment in Vectren Communications Services, Inc. Vectren Communications Services, Inc. ceased operations in 2004.

     Vectren Broadband, Inc. holds Vectren's 18.9% investment in SIGECOM Holdings, Inc. and a minority interest and convertible subordinated debt investment in Utilicom Networks, LLC (Utilicom). SIGECOM Holdings, Inc. holds a 74% interest in SIGECOM, LLC. SIGECOM, LLC provides broadband services to the greater Evansville, Indiana, area. Utilicom is a provider of bundled communication services through high capacity broadband networks, including cable television, high-speed Internet, and advanced local and long distance telephone services. Utilicom is the majority member of SIGECOM, LLC and plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

     Vectren Ventures, Inc. invests in energy-related companies and projects. Vectren Ventures, Inc. holds the remaining 1% interests in SFI Coal Sales, LLC and Vectren Retail, LLC. In addition, Vectren Ventures maintains a 36.7% ownership in Haddington Energy Partners, LP, a 42.1% ownership in Haddington Energy Partners II, LP, a 7% ownership in Monument Capital Partnership Fund I, LP, a 4.5% ownership in Cambridge Ventures, LP, and a 4% ownership in Gazelle TechVentures, Inc.

          Haddington Energy Partners, LP, Haddington Energy Partners II, LP, and Monument Capital Partnership Fund I, LP are investment companies that invest in energy-related projects.

          Cambridge Ventures, LP is an investment company that invests in small businesses.

          Gazelle TechVentures, Inc. is a venture capital company focusing on venture capital activity in Indiana.

     Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana Properties, Inc. (SIPI), Vectren Synfuels, Inc., and Energy Realty, Inc.

          SIPI holds a 100% ownership interest in SIPI Holding Company, Inc., SIP-GT I, Inc., and Southwest Lease Capital, Inc. These companies invest in and loan capital to other partnerships and corporations. These investments are primarily affordable housing projects or are venture capital funds. SIPI's companies also invest in real estate and leveraged lease transactions.

          Vectren Synfuels, Inc. owns a limited partnership interest of 8.3% in Pace Carbon Synfuels Investors, LP, which produces and sells coal-based synthetic fuel that qualifies for IRS Code Section 29 investment tax credits.

          Energy Realty, Inc. invests in partnerships and corporations that invest in real estate and affordable housing projects.

Corporate and Other Operations

Vectren's corporate and other activities provide general and administrative support to Vectren's other operating groups. The companies comprising Vectren's corporate and other group include Vectren Capital Corp. and Vectren Aero, LLC.

Vectren Capital Corp., and its direct subsidiary, IEI Capital Corp, are financing vehicles for Vectren's nonregulated and corporate operations.

Vectren Aero, LLC provides transportation services to the Company's employees.

ITEM 2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Vectren and VUHI

At the date of the filing of this Statement, Vectren and VUHI have no significant real properties. Both companies are solely holding companies, owning all of the issued and outstanding shares of common stock of their subsidiary companies.

Gas Utility Operations

Indiana Gas
Specific to its Indiana operations, Indiana Gas owns and operates four active gas storage fields located in Indiana covering 58,130 acres of land with an estimated ready delivery from storage capability of 5.6 BCF of gas with maximum peak day delivery capabilities of 144,500 MCF per day. Indiana Gas also owns and operates three liquefied petroleum (propane) air-gas manufacturing plants located in Indiana with the ability to store 1.5 million gallons of propane and manufacture for delivery 33,000 MCF of manufactured gas per day. In addition to its company owned storage and propane capabilities, Indiana Gas has contracted for 17.8 BCF of storage with a maximum peak day delivery capability of 299,717 MMBTU per day. Indiana Gas' gas delivery system includes 12,150 miles of distribution and transmission mains, all of which are in Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana so that gas may be transported to Indiana and sold or transported by Indiana Gas to ultimate customers in Indiana.

SIGECO
SIGECO owns and operates three underground gas storage fields located in Indiana covering 6,070 acres of land with an estimated ready delivery from storage capability of 6.3 BCF of gas with maximum peak day delivery capabilities of 108,000 MCF per day. In addition to its company owned storage delivery capabilities, SIGECO has contracted for 0.5 BCF of storage with a maximum peak day delivery capability of 19,166 MMBTU per day. SIGECO's gas delivery system includes 3,074 miles of distribution and transmission mains, all of which are located in Indiana.

Ohio Operations
The Ohio operations own and operate three liquefied petroleum (propane) air-gas manufacturing plants and a cavern for propane storage, all of which are located in Ohio. The plants and cavern can store 7.5 million gallons of propane, and the plants can manufacture for delivery 51,047 MCF of manufactured gas per day. In addition to its propane delivery capabilities, the Ohio operations have contracted for 13.4 BCF of storage with a maximum peak day delivery capability of 287,684 MMBTU per day. The Ohio operations' gas delivery system includes 5,301 miles of distribution and transmission mains, all of which are located in Ohio.

Natural Gas Purchases
Indiana Gas, SIGECO, and the Ohio operations purchase all natural gas from ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to their systems by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO's Electric Utility Operations

SIGECO's installed generating capacity as of December 31, 2004, was rated at 1,351 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 150 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown 3 Gas Turbine located at the Brown Station; two Broadway Avenue Gas Turbines located in Evansville, Indiana with a combined capacity of 115 MW (Broadway Avenue Unit 1, 50 MW and Broadway Avenue Unit 2, 65
MW); two Northeast Gas Turbines located northeast of Evansville in Vanderburgh County, Indiana with a combined capacity of 20 MW; and an 80 MW turbine also located at the Brown station (Brown Unit 4) placed into service in 2002. The Brown Unit 3 and Broadway Avenue Unit 2 turbines are also equipped to burn oil. Total capacity of SIGECO's six gas turbines is 295 MW, and they are generally used only for reserve, peaking, or emergency purposes due to the higher per unit cost of generation.

SIGECO's transmission system consists of 830 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 28 substations with an installed capacity of 4,635.9 megavolt amperes (Mva). The electric distribution system includes 3,223 pole miles of lower voltage overhead lines and 302 trench miles of conduit containing 1,688 miles of underground distribution cable. The distribution system also includes 92 distribution substations with an installed capacity of 1,901.7 Mva and 51,630 distribution transformers with an installed capacity of 2,388.8 Mva.

SIGECO owns utility property outside of Indiana approximating eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

Item 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     A. Number of dekatherms in thousands (MDth) of gas distributed at retail and number of megawatt hours (MWh) of electric energy sold at retail or wholesale:

     Gas distributed:
                                                            Dollar Revenues
                                                              From Sales
                                       MDth of Gas           (in millions)
                                     ---------------        ---------------
     a.  Indiana Gas:
         Retail Indiana                    114,654               $ 686.1
         Retail Ohio                        26,057                 155.0
         Wholesale                               -                     -
                                     ---------------        ---------------
        Totals                             140,711               $ 841.1
                                     ---------------        ---------------

     b.  SIGECO:
         Retail Indiana                     30,249               $ 110.4
         Wholesale                               -                     -
                                     ---------------        ---------------
         Totals                             30,249               $ 110.4
                                     ---------------        ---------------

     c.  VEDO:
         Retail Ohio                        29,383               $ 174.7
         Wholesale                               -                     -
                                     ---------------        ---------------
         Totals                             29,383               $ 174.7
                                     ---------------        ---------------

     d.  VUHI and Vectren:
         Retail Indiana                    144,903                 796.5
         Retail Ohio                        55,440                 329.7
         Wholesale                               -                     -
                                     ---------------        ---------------
         Totals                            200,343             $ 1,126.2
                                     ---------------        ---------------

Electric energy sold:
                                                            Dollar Revenues
                                         MWh of               From Sales
                                     Electric Energy         (in millions)
                                     ---------------        ---------------
     a. SIGECO, VUHI, and Vectren:
        Retail Indiana                   5,560,235               $ 323.9
        Municipalities Indiana             625,925                  23.6
        Wholesale                        3,526,005                 155.1
                                     ---------------        ---------------
        Totals                           9,712,165               $ 502.6
                                     ---------------        ---------------

     B. Number of MDth of gas and MWh of electric energy distributed at retail outside the state in which each such company is organized:

              1. Gas distributed at retail outside the state:
                                                              Dollar Revenues
                                                                From Sales
                                            MDth of Gas        (in millions)
                                          ---------------     ---------------
                 a. Indiana Gas:
                    Ohio                         26,057            $ 155.0
                 b. SIGECO:                        None               None
                 c. VEDO:
                    Ohio                         29,383            $ 174.7
                 d. VUHI and Vectren:
                    Ohio                         55,440            $ 329.7


     C. Number of MDth of gas sold and MWh of electric energy sold at wholesale outside the state in which each such company is organized, or at the state line:

              1. Gas sold outside at wholesale the state
                                                              Dollar Revenues
                                                                From Sales
                                            MDth of Gas        (in millions)
                                          ---------------     ---------------
                 a. Indiana Gas:                None                  None
                 b. SIGECO:                     None                  None
                 c. VEDO:                       None                  None
                 e. VUHI and Vectren:           None                  None


   2. Electric energy sold at wholesale outside the state*
                                                              Dollar Revenues
                                              MWh of            From Sales
                                          Electric Energy      (in millions)
                                          ---------------     ---------------
                 a. SIGECO, VUHI,
                     and Vectren:
                    PJM Hub                    613,048              $ 32.3
                    All others                  41,131                 0.8
                                          ---------------     ---------------
                    Totals                     654,179              $ 33.1
                                          ---------------     ---------------

   * These wholesale sales are aggregated by delivery points contemplated by underlying contracts and include the impact of contracts settled both physically and financially. Contracts with a delivery point at the PJM Hub are substantially all financially settled. As a result, since they are not physically settled, title does not pass outside of Indiana.

     D. Number of MDth of gas and MWh of electric energy purchased outside the state in which each such company is organized or at the state line:

              1. Gas purchased outside the state:
                                                              Dollar Cost of
                                                                 Purchases
                                            MDth of Gas        (in millions)
                                          ---------------     ---------------
                 a. Indiana Gas:
                    Ohio                       15,357              $ 104.0

                 b. SIGECO:                      None                 None

                 c. VEDO:
                    Ohio                       17,317              $ 117.2

                 d. VUHI and Vectren:
                    Ohio                       32,674              $ 221.2

   2. Electric energy purchased outside the state*:
                                                              Dollar Cost of
                                              MWh of             Purchases
                                          Electric Energy      (in millions)
                                          ---------------     ---------------
                 a. SIGECO, VUHI, and
                     Vectren:
                    PJM Hub                    692,515              $ 34.6
                    Ohio Valley Electric
                     Corporation               236,655                 5.8
                    All others                  73,815                 3.2
                                          ---------------     ---------------
                   Totals                    1,002,985              $ 43.6
                                          ---------------     ---------------

      * These wholesale purchases are aggregated by delivery points contemplated by underlying contracts and include the impact of contracts settled both physically and financially. Contracts with a delivery point at the PJM Hub are substantially all financially settled. As a result, since they are not physically settled, title does not pass outside of Indiana.

Item 4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit A

A consolidating statement of income and surplus of Vectren and subsidiary companies for the year ended December 31, 2004, together with a consolidating balance sheet of Vectren and subsidiary companies, as of December 31, 2004, are attached as Exhibit A.

Exhibit B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Not applicable to Claimant or any of Claimant's subsidiaries.

                                   SIGNATURES

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2004.


                              VECTREN CORPORATION
                              VECTREN UTILITY HOLDINGS, INC.
                              (Name of Claimant)

                              By /s/ Ronald E. Christian

                              Ronald E. Christian
                              Executive Vice President, Chief Administrative Officer, General Counsel, and Corporate Secretary of
                              Vectren Corporation
                              Executive Vice President, Chief Administrative Office, and Corporate Secretary of
                              Vectren Utility Holdings, Inc.

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                        Ronald E. Christian
                        Executive Vice President, Chief Administrative Officer, General Counsel, and Corporate Secretary of
                        Vectren Corporation
                        Post Office Box 209
                        Evansville, Indiana  47702-0209

                                                                                     Exhibit A
                                                                                   Page 1 of 6
                       Vectren Corporation and Subsidiary Companies
                             Consolidating Statement of Income
                           For the Year Ended December 31, 2004
                                       (In millions)

---------------------------------------------------------------------------------------------------
                                       VUHI      Nonreg.  Vectren   Vectren   Adjust.     Vectren
                                      Consol.     Oper.   Capital    Corp.    & Elim.     Consol.
---------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Gas utility                       $ 1,126.2   $    -    $    -    $    -   $     -    $ 1,126.2
   Electric utility                      371.3        -         -         -         -        371.3
   Energy services & other                 0.5    272.1         -         -     (80.3)       192.3
---------------------------------------------------------------------------------------------------
      Total operating revenues         1,498.0    272.1         -         -     (80.3)     1,689.8
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Cost of gas sold                      778.5        -         -         -         -        778.5
   Fuel for electric generation           96.1        -         -         -         -         96.1
   Purchased electric energy              20.7        -         -         -         -         20.7
   Cost of energy services & other           -    222.5         -         -     (79.0)       143.5
   Other operating                       218.5     31.1         -       0.7      (1.5)       248.8
   Depreciation & amortization           127.8     12.0         -       0.3         -        140.1
   Taxes other than income taxes          58.2      1.1         -       0.1         -         59.4
---------------------------------------------------------------------------------------------------
      Total operating expenses         1,299.8    266.7         -       1.1     (80.5)     1,487.1
---------------------------------------------------------------------------------------------------
OPERATING INCOME                         198.2      5.4         -      (1.1)      0.2        202.7
OTHER INCOME
   Equity in earnings of
      consolidated affiliates                -        -         -     109.5    (109.5)           -
   Equity in earnings of
      unconsolidated affiliates            0.2     20.4         -         -         -         20.6
   Other - net                             5.2     (1.6)     11.2      (1.0)    (12.4)         1.4
---------------------------------------------------------------------------------------------------
      Total other income                   5.4     18.8      11.2     108.5    (121.9)        22.0
---------------------------------------------------------------------------------------------------
Interest expense                          67.4     11.3      11.2         -     (12.2)        77.7
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES               136.2     12.9         -     107.4    (109.5)       147.0
---------------------------------------------------------------------------------------------------
Income taxes                              53.1    (13.6)        -      (0.5)        -         39.0
Minority interest in & preferred
  dividend requirements of
  subsidiaries                               -      0.1         -         -         -          0.1
---------------------------------------------------------------------------------------------------
NET INCOME                           $    83.1   $ 26.4    $    -    $107.9   $(109.5)   $   107.9
===================================================================================================

Retained Earnings Beginning of Year  $   390.0   $ 30.6    $ (0.1)   $562.4              $   562.4
Net Income                                83.1     26.4         -     107.9                  107.9
Dividends Paid                           (80.6)    (8.7)        -     (87.3)                 (87.3)
---------------------------------------------------------------------------------------------------
Retained Earnings End of Year        $   392.5   $ 48.3    $ (0.1)   $583.0              $   583.0
===================================================================================================


                                                                                     Exhibit A
                                                                                   Page 2 of 6
                      Vectren Corporation and Subsidiary Companies
                      Consolidating Statement of Income, Continued
                          For the Year Ended December 31, 2004
                                      (In millions)

---------------------------------------------------------------------------------------------------
                                                 Indiana    VEDO      VUHI,   Adjust.      VUHI
                                       SIGECO      Gas     Consol.    Inc.    & Elim.     Consol.
---------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Gas utility                         $ 110.4   $ 686.1   $ 329.7   $    -   $     -    $ 1,126.2
   Electric utility                      371.3         -         -        -         -        371.3
   Energy services & other                   -         -         -     32.9     (32.4)         0.5
---------------------------------------------------------------------------------------------------
        Total operating revenues         481.7     686.1     329.7     32.9     (32.4)     1,498.0
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Cost of gas sold                       78.3     474.5     225.7        -         -        778.5
   Fuel for electric generation           96.1         -         -        -         -         96.1
   Purchased electric energy              20.7         -         -        -         -         20.7
   Cost of energy services & other           -         -         -        -         -            -
   Other operating                       112.1      89.8      47.9      1.1     (32.4)       218.5
   Depreciation & amortization            58.5      45.0       6.6     17.5       0.2        127.8
   Taxes other than income taxes          13.3      18.5      25.7      0.6       0.1         58.2
---------------------------------------------------------------------------------------------------
      Total operating expenses           379.0     627.8     305.9     19.2     (32.1)     1,299.8
---------------------------------------------------------------------------------------------------
OPERATING INCOME                         102.7      58.3      23.8     13.7      (0.3)       198.2
OTHER INCOME
   Equity in earnings of
     consolidated affiliates                 -       7.2         -     76.0     (83.2)           -
   Equity in earnings of
     unconsolidated affiliates               -         -         -      0.2         -          0.2
   Other - net                             3.1      (0.8)      0.1     35.4     (32.6)         5.2
---------------------------------------------------------------------------------------------------
      Total other income                   3.1       6.4       0.1    111.6    (115.8)         5.4
---------------------------------------------------------------------------------------------------
Interest expense                          25.3      29.4       8.2     37.5     (33.0)        67.4
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                80.5      35.3      15.7     87.8     (83.1)       136.2
---------------------------------------------------------------------------------------------------
Income taxes                              31.9      10.9       5.5      4.7       0.1         53.1
Minority interest in & preferred
   dividend requirements of
   subsidiaries                              -         -       7.2        -      (7.2)           -
---------------------------------------------------------------------------------------------------
NET INCOME                             $  48.6   $  24.4   $   3.0   $ 83.1   $ (76.0)   $    83.1
===================================================================================================

Retained Earnings Beginning of Year    $ 266.9   $  88.7   $ (10.7)  $390.0              $   390.0
Net Income                                48.6      24.4       3.0     83.1                   83.1
Dividends Paid                           (49.6)    (26.5)     (4.5)   (80.6)                 (80.6)
---------------------------------------------------------------------------------------------------
Retained Earnings End of Year          $ 265.9   $  86.6   $ (12.2)  $392.5              $   392.5
===================================================================================================

                                                                                    Exhibit A
                                                                                  Page 3 of 6

                      Vectren Corporation and Subsidiary Companies
                               Consolidating Balance Sheet
                                 As of December 31, 2004
                                      (In millions)

---------------------------------------------------------------------------------------------------
                                       VUHI      Nonreg.  Vectren   Vectren    Adjust.    Vectren
              ASSETS                  Consol.     Oper.   Capital    Corp.     & Elim.    Consol.
---------------------------------------------------------------------------------------------------
Current Assets
   Cash & cash equivalents           $     5.7   $  1.9    $  1.6   $    0.4  $       -   $    9.6
   Accounts receivable-less reserves     147.5     26.0         -          -          -      173.5
   Receivables from other Vectren
     companies                             4.0     22.5     179.8       36.9     (243.2)         -
   Accrued unbilled revenues             161.2     15.5         -          -       (0.1)     176.6
   Inventories                            53.0     14.6         -          -          -       67.6
   Recoverable fuel & natural gas
     costs                                17.7        -         -          -          -       17.7
   Prepayments & other current assets    138.2      5.1         -        3.4       (5.4)     141.3
---------------------------------------------------------------------------------------------------
     Total current assets                527.3     85.6     181.4       40.7     (248.7)     586.3
---------------------------------------------------------------------------------------------------

Utility Plant
  Original cost                        3,465.2        -         -          -          -    3,465.2
  Less: accumulated depreciation
    & amortization                     1,309.0        -         -          -          -    1,309.0
---------------------------------------------------------------------------------------------------
     Net utility plant                 2,156.2        -         -          -          -    2,156.2
---------------------------------------------------------------------------------------------------

Investments in consolidated
   affiliates                                -        -         -    1,123.3   (1,123.3)         -
Investments in unconsolidated
   affiliates                              0.2    179.8         -          -          -      180.0
Other investments                         19.6     95.0         -        0.5          -      115.1
Notes receivable from other
   Vectren companies                         -      0.2      75.0          -      (75.2)         -
Non-utility property-net                 149.6     78.7         -        0.9          -      229.2
Goodwill-net                             205.0      2.1         -          -          -      207.1
Regulatory assets                         82.5        -         -          -          -       82.5
Other assets                               7.3      6.5       1.1       19.8       (4.2)      30.5
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                         $ 3,147.7   $447.9    $257.5   $1,185.2  $(1,451.4)  $3,586.9
===================================================================================================

                                                                                      Exhibit A
                                                                                    Page 4 of 6

                  Vectren Corporation and Subsidiary Companies
                           Consolidating Balance Sheet
                             As of December 31, 2004
                                  (In millions)


---------------------------------------------------------------------------------------------------
                                                 Indiana    VEDO      VUHI     Adjust.     VUHI
             ASSETS                    SIGECO      Gas     Consol.    Inc      & Elim.    Consol.
---------------------------------------------------------------------------------------------------
Current Assets
   Cash & cash equivalents           $     1.8  $    1.6   $  1.3   $    1.0   $      -   $    5.7
   Accounts receivable-less reserves      55.1      58.6     33.7        0.1          -      147.5
   Receivables from other Vectren
     companies                             1.5       0.2        -      327.0     (324.7)       4.0
   Accrued unbilled revenues              36.4      86.3     38.5          -          -      161.2
   Inventories                            36.6      14.1      2.3          -          -       53.0
   Recoverable fuel & natural gas
     costs                                   -      13.7      4.0          -          -       17.7
   Prepayments & other current assets      7.4      66.4     62.6        4.2       (2.4)     138.2
---------------------------------------------------------------------------------------------------
     Total current assets                138.8     240.9    142.4      332.3     (327.1)     527.3
---------------------------------------------------------------------------------------------------

Utility Plant
  Original cost                        1,804.8   1,251.5    408.9          -          -    3,465.2
  Less:  accumulated depreciation
    & amortization                       761.3     424.1    123.6          -          -    1,309.0
---------------------------------------------------------------------------------------------------
     Net utility plant                 1,043.5     827.4    285.3          -          -    2,156.2
---------------------------------------------------------------------------------------------------

Investments in consolidated
   affiliates                                -     220.8        -      951.5   (1,172.3)         -
Investments in unconsolidated
   affiliates                              0.2         -        -          -          -        0.2
Other investments                          9.5       3.1      0.9        6.1          -       19.6
Notes receivable from other Vectren
   companies                                 -         -        -      443.1     (443.1)         -
Non-utility property-net                   3.6       0.2      1.5      144.3          -      149.6
Goodwill-net                               5.6         -    199.4          -          -      205.0
Regulatory assets                         50.2      19.9      6.7        5.7          -       82.5
Other assets                               0.1       3.1      0.6        3.5          -        7.3
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                         $ 1,251.5  $1,315.4   $636.8   $1,886.5  $(1,942.5)  $3,147.7
===================================================================================================


                                                                                     Exhibit A
                                                                                   Page 5 of 6
                       Vectren Corporation and Subsidiary Companies
                          Consolidating Balance Sheet, Continued
                                  As of December 31, 2004
                                       (In millions)

---------------------------------------------------------------------------------------------------
                                       VUHI      Nonreg.  Vectren   Vectren    Adjust.    Vectren
                                      Consol.     Oper.   Capital    Corp.     & Elim.    Consol.
---------------------------------------------------------------------------------------------------
 LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                  $    97.3   $ 25.0    $    -    $   1.5  $       -   $  123.8
   Accounts payable to affiliated
      companies                           98.8     10.5         -          -          -      109.3
   Payables to other Vectren
      companies                           15.8      5.3       0.1        3.9      (25.1)         -
   Accrued liabilities                   116.3     (0.3)      0.8       20.6       (5.3)     132.1
   Short-term borrowings                 308.3      0.1     104.0          -          -      412.4
   Short-term borrowings to other
      Vectren companies                    0.1    178.2      39.6        0.3     (218.2)         -
   Current maturities of long-term
      debt                                   -      0.5      38.0          -          -       38.5
   Long-term debt subject to tender       10.0        -         -          -          -       10.0
---------------------------------------------------------------------------------------------------
     Total current liabilities           646.6    219.3     182.5       26.3     (248.6)     826.1
---------------------------------------------------------------------------------------------------

Long-term Debt-Net of Current
   Maturities & Debt Subject to
   Tender                                941.0      1.2      74.4          -          -    1,016.6
Long-term Debt-Net of Current
   Maturities to Other Vectren
   Companies                               0.2     75.0         -          -      (75.2)         -

Deferred Income Taxes & Other
     Liabilities
   Deferred income taxes                 240.8      7.0         -      (13.8)         -      234.0
   Regulatory liabilities                251.7        -         -          -          -      251.7
   Deferred credits & other
     liabilities                          81.9      7.1       0.6       77.9       (4.3)     163.2
---------------------------------------------------------------------------------------------------
     Total deferred credits & other
        liabilities                      574.4     14.1       0.6       64.1       (4.3)     648.9
---------------------------------------------------------------------------------------------------

Minority Interest in Subsidiary              -      0.4         -          -          -        0.4

Cumulative, Redeemable Preferred
   Stock of a Subsidiary                   0.1        -         -          -          -        0.1

Common Shareholders' Equity
   Common stock                          592.9     87.1       0.1      526.8     (680.1)     526.8
   Retained earnings                     392.5     48.3      (0.1)     583.0     (440.7)     583.0
   Accumulated other comprehensive
     income                                  -      2.5         -      (15.0)      (2.5)     (15.0)
---------------------------------------------------------------------------------------------------
     Total common shareholders'
        equity                           985.4    137.9         -    1,094.8   (1,123.3)   1,094.8
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS'
    EQUITY                           $ 3,147.7   $447.9    $257.5   $1,185.2  $(1,451.4)  $3,586.9
===================================================================================================

                                                                                     Exhibit A
                                                                                   Page 6 of 6
                       Vectren Corporation and Subsidiary Companies
                          Consolidating Balance Sheet, Continued
                                  As of December 31, 2004
                                       (In millions)

---------------------------------------------------------------------------------------------------
                                                Indiana     VEDO      VUHI,    Adjust.     VUHI
                                       SIGECO     Gas      Consol.    Inc.     & Elim.    Consol.
---------------------------------------------------------------------------------------------------
 LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                   $   37.2  $   32.1   $ 18.6   $    9.4  $       -   $   97.3
   Accounts payable to affiliated
      companies                           11.3      62.5     24.8        0.2          -       98.8
   Payables to other Vectren
      companies                           10.0       7.0      9.0        0.6      (10.8)      15.8
   Accrued liabilities                    37.8      48.1     21.2       11.6       (2.4)     116.3
   Short-term borrowings                   0.3         -        -      308.0          -      308.3
   Short-term borrowings to other
      Vectren companies                  170.2     109.2     34.5          -     (313.8)       0.1
   Current maturities of long-term
      debt                                   -         -        -          -          -          -
   Long-term debt subject to tender          -      10.0        -          -          -       10.0
---------------------------------------------------------------------------------------------------
     Total current liabilities           266.8     268.9    108.1      329.8     (327.0)     646.6
---------------------------------------------------------------------------------------------------

Long-term Debt-Net of Current
   Maturities & Debt Subject to
   Tender                                225.7     167.4        -      547.9          -      941.0
Long-term Debt-Net of Current
   Maturities to Other Vectren
   Companies                             148.7     184.4    110.2          -     (443.1)       0.2

Deferred Income Taxes & Other
     Liabilities
   Deferred income taxes                 121.9      75.6     29.3       14.0          -      240.8
   Regulatory liabilities                 51.5     132.8     61.9        5.5          -      251.7
   Deferred credits & other
     liabilities                          42.6      31.7      3.7        3.9          -       81.9
---------------------------------------------------------------------------------------------------
     Total deferred credits & other
       liabilities                       216.0     240.1     94.9       23.4          -      574.4
---------------------------------------------------------------------------------------------------

Minority Interest in Subsidiary              -         -    220.8          -     (220.8)         -

Cumulative, Redeemable Preferred
  Stock of a Subsidiary                    0.1         -        -          -          -        0.1

Common Shareholders' Equity
   Common stock                          128.3     368.0    115.0      592.9     (611.3)     592.9
   Retained earnings                     265.9      86.6    (12.2)     392.5     (340.3)     392.5
   Accumulated other comprehensive
      income                                 -         -        -          -          -          -
---------------------------------------------------------------------------------------------------
     Total common shareholders'
       equity                            394.2     454.6    102.8      985.4     (951.6)     985.4
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS'
   EQUITY                             $1,251.5  $1,315.4   $636.8   $1,886.5  $(1,942.5)  $3,147.7
===================================================================================================